

Mail Stop 6010

November 20, 2008

Via Facsimile and U.S. Mail

Mr. Walter Witoshkin
Chief Executive Officer
QuantRx Biomedical Corporation
100 S. Main Street, Suite 300
Doylestown, PA   18901

> **RE: QuantRx Biomedical Corporation**
> **Form 10-KSB for the year ended December 31, 2007**
> **Filed March 31, 2008**
> **Form 10-Q for the period ended June 30, 2008**
> **File No. 0-17119**

Dear Mr. Witoshkin:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2007

Item 8A. Controls and Procedures, page 26

Disclosure Controls and Procedures, page 26

1.   We note your disclosure that "the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports prepared in accordance with the rules and regulations of the Securities and Exchange Commission (SEC) is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms." Revise future filings, including any amendments, to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Financial statements

Note 3. Consolidation of FluoroPharma, Inc., page F-15

2.   We note from your disclosure here and in Note 5 that $508,822 of the $1,250,000 assessed for the purchase of 627,058 shares of common stock of FluoroPharma represented the cancellation in full of two promissory notes with accrued and unpaid interest. However, it appears from the statement of cash flows that this amount was included in the total reflected as cash flows used by investing activities (i.e., $1,536,000). Pursuant to guidance in paragraph 32 of SFAS 95, in future filings please record only cash amounts paid (or received) in this section of the statement of cash flows and present other forms of payment (or refunding) as non-cash supplemental disclosures of investing activities.

Note 9. Convertible Debt, page F-19

3.   We note from your disclosure on page F-20 that you modified certain terms of previously issued warrants. Please revise your notes in future filings to clearly disclose how you originally accounted for the warrants and accounted for the modifications made to the terms of the warrants.

Note 13. Stock Purchase Warrants, page F-25

4.   For all warrant issuances and modifications, please revise future filings to disclose how you determined the assumptions utilized within the Black-Scholes option pricing model for each reporting period presented.

Note 14. Common Stock Options, page F-29

5.   In future filings please revise to provide all the disclosures required by paragraph A240 of SFAS 123(R) and SAB Topic 14.D.1.

Exhibits 31.1 and 31.2

6.   We note that the certifications filed as Exhibits 31.1 and 31.2 to your Form 10-KSB did not include the language regarding internal control over financial reporting in the introduction to paragraph 4 and in paragraph 4(b) of Item 601(b)(31) of Regulation S-B. Please note the guidance in SEC Release 33-8618, which states that the omitted language in the introduction to the fourth paragraph and in paragraph 4(b) must be provided in the first annual report required to contain management's internal control report and in all periodic reports filed thereafter. In this regard, the language in paragraph 6 does not comply with the guidance. We further note from your March 31, 2008, June 30, 2008 and September 30, 2008 Forms 10-Q that the certifications did not include the language regarding internal control over financial reporting in the introduction to paragraph 4 and that the March 31, 2008 certifications did not include the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K. Accordingly, please file amendments to your December 31, 2007 Form 10-KSB and March 31, 2008, June 30, 2008, and September 30, 2008 Forms 10-Q to revise these certifications in the form currently set forth in Items 601(b)(31) of Regulation S-B and Regulation S-K.

7.   We note that your certifications in your Form 10-KSB filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by Item 601(b)(31) of Regulation S-B. Specifically, we note throughout the certifications that you refer to the "registrant" rather than the "small business issuer." Please revise your certifications in future filings, including any amendments, to conform to the exact wording required by Item 601(b)(31) of Regulation S-B.

Form 10-Q for the period ended June 30, 2008

Note 9. Notes Payable – 2008 Senior Secured Convertible Notes, page 17

8.   We note that in the first quarter of 2008, the 2007 Notes issued on October 16, 2007 were exchanged for 2008 Notes. We further note that you determined that the terms of the 2008 Notes are "substantially different" from those of the 2007 Notes pursuant to EITF 96-19. As a result, a loss on extinguishment of $439,445 was recorded. Based on the aggregate principal balance of $1,157,247 issued in notes to the former holders upon their surrender of the 2007 Notes, tell us how the amount of the loss was determined.

* * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact Kevin L. Vaughn, Accounting Branch Chief, at (202) 551-3643.

Sincerely,

Lynn Dicker
Reviewing Accountant